Mail Stop 3561

April 9, 2010

Via Fax & U.S. Mail

Mr. Michael W. Upchurch
Chief Financial Officer
427 West 12th Street
Kansas City, Missouri 64105

> **Re:** **Kansas City Southern de Mexico, S.S. De C.V.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 12, 2010**
> **File No. 333-08322**

Dear Mr. Upchurch:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Item 2. Properties, page 17

1. We note from your disclosure on page 17 that at the date of this filing you had approximately 100 locomotives in storage which primarily reflects the current economic environment and seasonal demands of the industry. Please tell us if you have performed an impairment analysis on these long-lived assets during fiscal year 2009 and if so, please tell us the results of your analysis, including the nature of any significant assumptions used in your analysis. If you did not perform an impairment analysis on these locomotives, please explain to us why you do not believe such analysis was required.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Results of Operations
– Year Ended December 31, 2009 Compared with Year Ended December 31, 2008, page 19

2. We note your disclosure that purchased services expense varied from 2008 to 2009 due to the fact that the company recognized a deferred credit of $6.1 million related to the partial cancellation of a maintenance contract in 2009. As part of your response to us, please provide significant change in terms of the renegotiated maintenance contracts and explain in greater detail why the partial cancellation of the maintenance contract resulted in a deferred credit and gain recognition during 2009.

- Liquidity and Capital Resources, page 22

3. Given the significance of your annual capital expenditures related to road assets, please consider disclosing information regarding the number of track miles of rail replaced, the number of crossties replaced, the number of new track miles of rail installed, the number of new crossties installed, and the number of track miles of rail resurfaced (e.g., ground). Please consider (i) utilizing tables to present the aforementioned information and (ii) providing narrative disclosure that addresses any significant variances in the information provided in your tables.

4. Please quantify for us the amount of costs that you have capitalized in connection with the replacement of road assets, which were not contemplated by your original capital budget (e.g., unplanned capital expenditures related to the occurrence of casualty events), if applicable. To the extent that such costs are material, please expand your MD&A disclosure to discuss the amounts capitalized and the underlying reasons why such costs were incurred.

Notes to the Financial Statements

– General

5. We note from your disclosures in the Risk Factors section on page 7 that your debt facilities contain restrictive covenants that include, among other things, a restriction on your ability to pay dividends. Please revise future filings to disclose this restriction on your payment of dividends, and any other restrictive covenants of your debt facilities, in the notes to the financial statements. See Rule 4-08(e) of Regulation SX

6. We note from your statements of operations that the equity in net earnings (losses) of unconsolidated affiliates was material to consolidated income before income taxes for the year ended December 31, 2009. In future filings, please include summarized information of assets, liabilities, and results of operations of the investees in the notes to the financial statements, either individually or in groups. See FASB ASC 323-10-50 and Rule 4-08(g) of Regulation S-X.

Note 2. Significant Accounting Policies

– Basis of Presentation, page 35

7. We note your disclosure that during the third quarter of 2009 you identified changes in accounts payable and accrued liabilities related to capital spending that had not been correctly presented in the prior period cash flow statements. Changes in these accruals had previously been classified within cash flows from operating activities and should have been classified as capital expenditures within investing activities. In light of the fact that this was a material change to net cash provided by operating activities, we would expect the prior year columns on the statement of cash flows to be marked as "restated." In the future, to the extent you have a correction of an error such as this, please make this revision. Also, please tell us why you believe that in light of this correction of an error, management was able to conclude that disclosure controls and procedures were effective as of December 31, 2009.

– Property and Equipment (including Concession Assets), page 36

8. We note your disclosure that during the fourth quarter of 2009 you changed the useful life estimates the Concession assets. Please provide us more details of the nature of the facts and circumstances that occurred during the fourth quarter of 2009 that resulted in this change and explain why you believe it was appropriate to increase the useful lives of these assets during this period.

Furthermore, please revise results of operations section within MD&A beginning with your Form 10-Q for the quarter ended March 31, 2010 to include a discussion of the effect the changes in useful lives estimates of (1) the equipment as a result of the depreciation study and (2) KCSM's concession assets will have on your future results of operations in accordance with Item 303(A)(3)(ii) of Regulation S-K. Your discussion should include the change in useful lives and amount of depreciation expense that is expected to decrease over future periods as a result of the change in estimated useful lives of the affected assets.

9. We note from your disclosure that you lease transportation equipment as well as office and other operating facilities, under various capital and operating leases. With respect to operating leases, please tell us and revise future filings to disclose whether any of your operating leases contain scheduled rent increases such as those defined in FASB ASC Topic 840-20-25-2a and how you account for such scheduled rent increases over the lease term in accordance with FASB Topic 840-20-25-1, if applicable.

10. Given the importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors. Following are disclosures that should be included in the significant accounting policies described in the notes to your financial statements, as appropriate.

Depreciation method by major class of depreciable assets
• If a range of depreciation rates is applied to a major asset class (e.g., based upon differing physical characteristics of your rail, such as tangent versus curve or rail weight), disclose the range of depreciation rates being applied;
• Accumulated depreciation by major class of depreciable assets.

Accounting for retirement or replacement of depreciable property
• The method of estimating the historical cost of retired or replaced property and why estimates are used in place of actual historical cost (e.g., impracticality of tracking individual assets);
• The types of assumptions involved in your historical cost estimates. For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose that the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets;
• Quantification of the amounts of gains or losses recognized in earnings and charged to accumulated depreciation due to abnormal replacement or retirements, respectively.

Accounting for maintenance-related activities
• Quantification of maintenance costs expensed as incurred;
• To the extent costs are not expensed as incurred, disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs

are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and quantification of amounts capitalized in each period presented.

Determination of costs capitalized as property and equipment
- To the extent assets are self-constructed and such work is performed by company employees, discuss how the types of costs capitalized (direct costs, indirect costs, or overhead) are distinguished from the costs of removal and deconstruction of replaced assets;
- The basis for attributing these costs to capitalized depreciable property;
- How such costs are measured.

11. We note from your disclosure that you capitalize expenditures that significantly increase asset values or extend useful lives. Please supplementally tell us whether you capitalize the cost of certain repair and maintenance activities such as rail grinding, shoulder ballast cleaning, etc. These activities typically recur at intervals shorter than the life of the underlying asset, allow the underlying assets to reach their currently estimated useful lives (rather than extend lives beyond current estimates), and restore the condition of the underlying assets (rather than enhance them beyond their condition when originally acquired).

For these reasons, we believe expensing as incurred may be the preferable method of accounting for short-lived repairs and maintenance costs, such as rail grinding and other similar costs. While we would not object to capitalization of such costs provided that: (a) their useful life, as represented by the period between performance, is reflected in the depreciation rates used; (b) to the extent such costs are grouped and depreciated with the associated underlying asset, the composite rate is reflective of the shorter life of the maintenance activity (on a weighted-average basis); and (c) to the extent such costs are separately tracked and accounted for, the life of such costs is based on the period between performance (on average), we encourage expensing such costs as incurred. Please advise us as to your current and planned future accounting. To the extent that you currently capitalize such costs, please disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and the amounts capitalized in each period presented.

Note 8. Stockholders' Equity, page 45

12. We note your disclosure that on January 28, 2009 and September 29, 2009, KCSM declared and paid capital reductions of $65 million and $36 million, respectively, to the Company's shareholders. Please provide us more details about the nature of this transaction and explain to us why you believe it is appropriate to account for this transaction as a reduction of common stock.

Note 12. Subsequent Event, page 53

13. We note from your disclosure on page 54 that on February 9, 2010 KCSM and the Ferromex Parties entered into a Settlement Agreement. In future filings, please disclose the nature and terms of this settlement agreement in the notes to the financial statements.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(816) 983-1297